Exhibit 99.1

ZTO Express Announces Management Changes

SHANGHAI, Feb. 5, 2018 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading express delivery company in China, today announced the appointment of Mr. Jianfa Lai as Vice President of Operations, and Ms. Huiping Yan as Vice President of Finance.

Concurrently, Mr. Renqun Jin, Mr. Genyan Ni, and Mr. Zhiwei Zhao have resigned from their positions as Vice President of Service and Support, Vice President of Operations, and Vice President of Administration, respectively.

Prior to joining ZTO, Ms. Yan spent approximately 7 years serving as the Chief Financial Officer of a number of Chinese TMT and hospitality companies including 2 years at Cainiao Network Technology, the logistics arm of Alibaba Inc. (NYSE: BABA), and over 4 years at Home Inns & Hotels Management, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at General Electric Company (GE) in both the U.S. and Asia, serving in a number of key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over 6 years at Deloitte & Touche in the U.S. in tax services. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a U.S.-certified public accountant with a CGMA designation (AICPA).

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “I’m pleased to welcome Huiping on board and would like to congratulate Jianfa on his new appointment. I believe Huiping’s deep experience as a finance executive will be greatly beneficial to our business in the years ahead. I’d also like to thank Renqun, Genyan and Zhiwei for their respective services as vice presidents. They will each be taking on new roles across ZTO’s operations, where I am confident they will continue to be an asset to the Company. I look forward to working closely with Jianfa and Huiping to further improve the stability of our network, enhance our service quality and financial management capabilities, and strengthen our market leadership position.”

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE:ZTO) (“ZTO” or the “Company”) is a leading express delivery company in China and the largest express delivery companies globally, in terms of total parcel volume in 2016. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO

Ms. Sophie Li

Investor Relations Department

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com